Exhibit 99.3

EXECUTION VERSION

TERMINATION AGREEMENT

TO:	LITHIUM AMERICAS CORP. (THE “COMPANY”) LITHIUM AMERICAS (ARGENTINA) CORP. (“LAAC”)

RE:	MASTER PURCHASE AGREEMENT (THE “MASTER PURCHASE AGREEMENT”) DATED JANUARY 30, 2023 BETWEEN LAAC AND GENERAL MOTORS HOLDINGS LLC (“GM”)

AND RE:	SUBSCRIPTION AGREEMENT DATED OCTOBER 3, 2023 BETWEEN THE COMPANY AND GM (THE “SPINCO TRANCHE 2 SUBSCRIPTION AGREEMENT”)

DATED:	OCTOBER 15, 2024

WHEREAS:

A.	LAAC and the Company have completed the Separation Transaction (as such term is defined in the Master Purchase Agreement);

B.	As part of the Separation Transaction, the Company became a party to the Master Purchase Agreement;

C.	The Tranche 2 Closing (as such term is defined in the Spinco Tranche 2 Subscription Agreement) did not occur prior to the completion of the Separation Transaction; and

D.

The Company and GM subsequently determined that it is in their best interest to replace the Tranche 2 Investment (as such term is defined in the Master Purchase Agreement) with an investment by GM in Lithium Nevada Ventures LLC, a limited liability company organized and existing under the laws of the State of Delaware (“Holdco”), in accordance with the terms and subject to the conditions set forth in an investment agreement dated as of the date hereof (the “Investment Agreement”), and to terminate the Spinco Tranche 2 Subscription Agreement and the Master Purchase Agreement simultaneously with execution of such Investment Agreement;

NOW THEREFORE in consideration of good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, GM, LAAC and the Company hereby acknowledge and agree as follows:

1.

The Company and GM hereby agree to (a) terminate the Spinco Tranche 2 Subscription Agreement in accordance with Section 7.1(a) of the Spinco Tranche 2 Subscription Agreement and (b) irrevocably and unconditionally waive, release, and discharge any claim each may have against the other with respect to the Spinco Tranche 2 Subscription Agreement; provided, that such release shall not affect any rights, duties or obligations of the Company and GM with respect to any obligations due on or prior to the date hereof under the terms of the Spinco Tranche 2 Subscription Agreement.

2.

Subject to Section 10.5 of the Master Purchase Agreement providing for the survival of those provisions that expressly or by their nature survive expiration or termination, the Company, LAAC and GM hereby agree to (a) terminate the Master Purchase Agreement in accordance with Section 9.1(a) of the Master Purchase Agreement and (b) irrevocably and unconditionally waive, release, and discharge any claim each may have against the other with respect to the Master Purchase Agreement; provided, that such release shall not affect any rights, duties or obligations of LAAC and GM with respect to any obligations due on or prior to the date hereof under the terms of the Master Purchase Agreement.

3.	The terminations set out in Clauses 1 and 2 above shall be conditional on the Investment Agreement being duly executed in accordance with the terms thereof.

4.	Each of the Parties represents and warrants that this Agreement has been duly authorized, executed and delivered by it.

5.	This Agreement shall be construed and governed by the laws of the Province of British Columbia and the federal laws of Canada applicable in that province.

6.	This Agreement enures to the benefit of and is binding upon the Parties and, as applicable, their respective successors and assigns.

7.

This Agreement, the provisions contained in this Agreement, and the agreements and other documents to be delivered pursuant to this Agreement, constitute the entire agreement between the parties with respect to the subject matter thereof and supersede all prior communications, proposals, representations and agreements, whether oral or written, with respect to the subject matter thereof.

8.

This Agreement may be executed in several counterparts (including by means of electronic communication), each of which when so executed shall be deemed to be an original and shall have the same force and effect as an original, and such counterparts together shall constitute one and the same instrument.

[Signature page follows]

GENERAL MOTORS HOLDINGS LLC

By:	(Signed) “Paul Jackson”
Name: Paul Jacobson
Title: Chief Financial Officer

LITHIUM AMERICAS CORP.

By:	(Signed) “Jonathan Evans”
Name: Jonathan Evans
Title: President & Chief Executive Officer

LITHIUM AMERICAS (ARGENTINA) CORP.

By:	(Signed) “Sam Pigott”
Name: Sam Pigott
Title: President and CEO

[Signature Page – Termination Agreement]